SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure: Management's Discussion and Analysis of Financial Position and Results of Operations

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. No. 333-13350 and 333-66044.


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[GRAPHIC OMITTED]









                                 CGI Group Inc.
                               2001 Annual Report







                      Management's Discussion and Analysis
                 of Financial Position and Results of Operations


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Management's  Discussion  and  Analysis  of  Financial  Position  and Results of
Operations


The following discussion and analysis should be read in conjunction with the Company's fiscal 2001, 2000 and 1999 Consolidated Financial Statements and the notes thereto. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate Overview
Headquartered in Montreal, CGI was organized along geographic lines with three strategic business units: Canada, US and International. Effective October 1, 2001, CGI reorganized its business units according to the following breakdown:
Canada and Europe, US and Asia Pacific, and Business Process Services (see the section entitled "Organizational Change" on page 5). CGI provides end-to-end information technology (IT) services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and energy, as well as healthcare. Some 69% of the Company's business is in the management of business and IT functions (outsourcing), and 31% in consulting and systems integration.

CGI has more than 13,000 employees (members) and provides end-to-end IT services and business solutions to some 3,000 clients in North America, Europe and Asia Pacific from more than 60 offices in over 20 countries. The Company provides IT facilities management to its clients using a network of state-of-the-art data centers in Montreal, Toronto and Regina, as well as in Phoenix (US) and Basingstoke (UK). CGI also has applications maintenance and development centers in Mumbai and Bangalore (India).

Business Acquisitions
In fiscal 2001, CGI completed the acquisition of eight niche companies, one large acquisition and one strategic outsourcing alliance that was accounted for as a business acquisition, as well as four joint venture investments.

On October 4, 2000, CGI completed the acquisition of Detroit-based C.U. Processing Inc. ("CUP"), a provider of information management systems primarily to US credit unions. At the time of the acquisition, CUP had a staff of approximately 160 and for its latest fiscal year, it recorded revenue of more than $35.0 million. CUP was acquired for a cash consideration of $38.5 million and goodwill of $41.6 million was recorded as part of the transaction.

Effective November 27, 2000, CGI completed a 49.0% equity investment in AGTI Consulting Services Inc. ("AGTI"), a Montreal-based IT consulting firm with more than 225 senior consultants and generating annual revenue of approximately $27 million. This transaction was paid for through the issuance of $24.9 million in cash. Goodwill resulting from the transaction amounted to $14.6 million.

On December 12, 2000, CGI completed the acquisition of Toronto-based RSI Realtime Consulting Inc. ("RSI"), an SAP implementation specialist. At the time of the acquisition,

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the  consulting  and software  development  firm  employed a staff of 45 and had
annual  revenue  of  $6.0  million.   CGI  completed  this   acquisition  for  a
consideration of $2.6 million in cash and shares. Goodwill resulting from the transaction amounted to $3.1 million.

On January 4, 2001, CGI closed the acquisition of Groupe-conseil CDL Inc. ("CDL"), a Montreal-based IT consulting firm specializing in the implementation of J.D. Edwards enterprise resource planning solutions. At the time of the acquisition, CDL had 45 employees and annual revenue of $6.4 million. CGI acquired CDL for a consideration of $4.9 million in cash and shares. As part of the transaction, CGI recorded goodwill of $4.0 million.

On January 9, 2001, CGI acquired all of the outstanding shares of Star Data Systems Inc. ("Star Data"), a Canadian-based provider of financial services with annual revenue, at the time of closing, of nearly $80 million. Star Data employed over 400 professionals and operated two primary business lines-information systems and wealth management solutions-and its clients included major Canadian financial institutions. The transaction was completed on the basis of 0.737 Class A subordinate share of CGI for each Star Data common share. As a result of the transaction, CGI issued 13.5 million Class A subordinate shares and recorded goodwill amounting to $73.1 million.

On January 12, 2001, CGI increased its equity ownership in Quebec-based IT consulting firm Conseillers en informatique d'affaires from 35.0% to 49.0%. In the course of this transaction, CGI issued 153,895 Class A subordinate shares and recorded goodwill totalling $2.8 million.

On February 1, 2001, CGI entered into a partnership with Loto-Quebec, which involved the creation of Nter Technologies, Limited Partnership ("Nter"). Nter offers products and services to the worldwide gaming industry, including the development and sale of IT solutions, consulting and management services. CGI acquired a 49.9% interest in Nter. At the time of the announcement, the two partners estimated that the venture would generate revenues of approximately $100 million over five years. CGI acquired its ownership position for a cash consideration of $5.0 million. As part of this transaction, CGI accounted for goodwill totalling $2.5 million.

On May 1, 2001, CGI signed a strategic, 10-year alliance worth an estimated value of $1.2 billion with leading Canadian financial services group Confederation des caisses populaires et d'economie Desjardins du Quebec. In the context of this agreement, CGI acquired the related assets, certain intellectual property rights and assumed liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec, used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations. CGI also took over 450 Desjardins employees and two Montreal data centers and will manage Desjardins' data processing operations. CGI also agreed to join with Desjardins to market the client's banking solutions to financial institutions.

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On May 31,  2001,  CGI acquired  California-based  CyberBranch  Corporation,  an
Internet and intranet provider of leading edge technology to credit unions across North America. The acquisition was paid for with a cash consideration of $1.5 million, plus future royalties. Goodwill from this transaction totalled $2.1 million.

On July 1, 2001, CGI completed the acquisition of Larochelle Gratton, a Quebec-based IT consulting firm, for a consideration of $4.7 million in cash and 516,352 Class A subordinate shares of CGI. At the time of the acquisition, Larochelle Gratton had annual revenue of $18.0 million and employed a staff of 200 employees. CGI recorded goodwill of $7.8 million as part of this transaction.

On July 27, 2001, CGI completed its merger with IMRglobal Corp. ("IMRglobal"), following the approval of the merger agreement by a majority of IMRglobal shareholders. As part of this transaction, CGI acquired all outstanding shares of common stock of IMRglobal, on the basis of 1.5974 Class A subordinate share of CGI for each share of IMRglobal common stock. As a result of the merger, CGI issued 70.8 million Class A subordinate shares and 8.4 million options to acquire Class A subordinate shares, for a total value of $552.8 million. Non-cash working capital items acquired included costs totalling $68.0 million of acquisition and integration liabilities incurred for professional fees and costs to exit and consolidate certain IMRglobal activities. CGI, as part of the preliminary price allocation, recorded goodwill of $578.5 million on this transaction which, under the new accounting standards effective July 1, 2001, is not amortized.

On August 7, 2001, CGI acquired Portugal-based LoyalTech, a consulting and systems integration firm specializing in customer relationship management solutions and e-business strategies, for a total consideration of $4.2 million. At the time of the acquisition, LoyalTech's sales run-rate totalled over $4 million. Goodwill resulting from this transaction totalled $4.2 million.

On August 27, 2001, CGI signed a joint venture agreement with the former management team of Toronto-based strategy and research firm Digital 4Sight, which involved the creation of a new management strategy and research firm to accelerate Digital 4Sight's expansion. CGI paid a consideration of $200,000 for its 51.0% interest, and recorded goodwill totalling that same amount.

On September 10, 2001, CGI acquired EPC Services Conseils Inc. ("EPC"), a Quebec-based IT consulting firm, for a consideration of $155,000.

Large Contracts
On January 4, 2001, CGI signed an outsourcing contract worth more than $119 million with UK-based financial services company Sun Life Financial ("Sun Life"). Under the terms of the contract, extending over a seven-year period, CGI has taken over Sun Life's Basingstoke, UK, data center and will run and support the client's IT infrastructure and desktops.

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On January 22, 2001, CGI announced the 10-year extension and broadening of an IT outsourcing agreement with Interac Association, for an undisclosed amount.

On February 7, 2001, CGI signed a major multi-million pounds sterling contract with insurance industry leader Allianz, for the implementation of GIOS, CGI's insurance solution, in more than 20 countries around the world.

On April 5, 2001, CGI and UCAR International Inc. ("UCAR") signed a 10-year outsourcing contract valued at approximately US$75 million. Under the agreement, CGI will manage UCAR's data center services, networks, desktops, telecommunications and legacy systems by leveraging its cost efficient near-shore delivery model.

On June 14, 2001, CGI began operating the IT systems of Laurentian Bank of Canada ("Laurentian Bank"), as part of a $300.0 million, 10-year outsourcing contract with this client. The agreement covers areas such as project development, applications maintenance and evolution, operations support and automated banking machine support. The contract with Laurentian Bank was signed on June 4, 2001.

On October 1, 2001, CGI signed a US$380.0 million, strategic 10-year alliance with California-based Fireman's Fund Insurance Company ("Fireman"). As part of the agreement, CGI took over the client's Phoenix-based, state-of-the art data center and will provide Fireman with IT support services to some 80 locations across the US.

Organizational Change
On July 27, 2001, CGI announced the launch of a new business unit, responsible for providing business process services to CGI's worldwide client base. On the same date, CGI also announced organizational adjustments to better reflect the nature of the Company's operations. Based on these changes, the Company's operations are managed by three senior executives, namely Michael Roach, President, Canada and Europe, Satish Sanan, President, US and Asia Pacific, and Joseph Saliba, President, Business Process Services. All CGI global and corporate functions remain the same. This change in operations management will be reflected in the Company's accounting effective October 1, 2001.

Each unit is evaluated primarily on its revenue, operating earnings and net contribution (the latter being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective President, who reports directly to the Chief Executive Officer.

Growth Strategy of the Company
The Company's growth strategy is comprised of four pillars, namely organic growth, large outsourcing contracts, acquisition of niche companies and large business acquisitions.

During the year, CGI signed several outsourcing contracts, with an aggregate value of $2.1 billion (excluding backlog from acquired companies), plus a US$380.0 million

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contract  signed  with  Fireman   effective  October  1,  2001.  Some  of  these
negotiations had been ongoing since the latter part of fiscal 2000, but their signing had been delayed by the turn of the millennium.

Throughout fiscal 2001, the Company continued to acquire niche players in the IT services sector, which allowed it to enrich its vertical industry offering or complete its geographic coverage. The acquisition of these companies and the joint ventures represented the addition of approximately $160 million and $35 million in annual revenue, respectively (based on annualized revenue as at acquisition date).

In addition to the acquisition of these niche companies, CGI also pursued its large acquisition strategy. On July 27, 2001, CGI closed its merger agreement with IMRglobal, which provided it with significantly greater critical mass in the US and other international markets. For the six-month period ended June 30, 2001, representing its last two quarters as a publicly traded company, IMRglobal achieved revenue totalling approximately US$235 million on an annualized basis.

CGI continues to seek large business acquisitions and continues to focus on growing its presence in the US market. One main component of this growth is the Company's highly cost effective IT services delivery model, which allowed it to sign several IT outsourcing contracts during the year. CGI's flexible model allows it to serve its US clients using a combination of local (US), near-shore (Canadian) and offshore (Indian) operations. CGI is in a position to leverage its newly acquired Phoenix-based US data center, its network of Canadian infrastructure facilities, as well as its Bangalore and Mumbai applications development centers.

Performance Overview
Fiscal 2001 marked the twenty-fifth consecutive year of growth for CGI, as revenue totalled $1.58 billion, up from $1.44 billion in fiscal 2000 and $1.41 billion in fiscal 1999. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in 1999. Earnings before amortization of goodwill were $89.9 million ($0.30 per share basic and diluted), compared with $73.5 million ($0.27 per share basic and diluted) in fiscal 2000 and $99.9 million ($0.37 per share basic and diluted) in fiscal 1999. The year-over-year improvement in earnings before amortization of goodwill was 22.3%. Net earnings amounted to $62.8 million ($0.21 per share basic and diluted), compared with $55.7 million ($0.21 per share basic and $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4.0%, compared with 3.9% one year ago and 5.9% in 1999.

In the fourth quarter, revenue was $469.0 million, compared with $320.1 million in the fourth quarter a year ago. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $72.6 million, compared with $24.8 million in the fourth quarter of fiscal 2000. Earnings before amortization of goodwill were $27.2 million ($0.08 per share basic and diluted),

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compared  with $7.1 million  ($0.03 per share basic and diluted) in fiscal 2000.
Net earnings were $19.8 million ($0.06 per share basic and diluted), compared with $2.4 million ($0.01 per share basic and diluted) in the same quarter of fiscal 2000. The year-over-year improvement in earnings before amortization of goodwill was 283.1% while the improvement over the same period for net earnings was 725.0%.

The balance sheet remained strong at September 30, 2001, with $46.0 million in cash and cash equivalents, $1.48 billion in shareholders' equity and $40.3 million in long-term debt, related to bankers' acceptances and capital leases.

Seasonality
CGI's quarterly results reflect some seasonality, which in many years has been offset to some extent by the Company's growing outsourcing revenue, which is earned consistently on a monthly basis throughout the year. Seasonality in the fourth quarter of fiscal 2001 has increased marginally following the July 2001 acquisition of IMRglobal, whose business is mainly comprised of consulting and systems integration services.

Comparison of Operating Results for the Years Ended September 30, 2001, 2000 and 1999

Revenue
Revenue increased by 10.1% in fiscal 2001 to $1,581.3 million, following a marginal increase to $1,436.0 million in fiscal 2000, and a 90.2% increase to $1,409.5 million in fiscal 1999. In fiscal 2001, revenue growth was driven by business acquisitions.

Throughout the year, revenue growth from the US and international markets remained challenged. Completion in fiscal 2000 of a large international systems integration contract in Brazil also hindered internal growth.

These factors were more than compensated by CGI's dynamic two-fold acquisition strategy, aimed at acquiring niche IT companies as well as large players. In fiscal 2001, CGI acquired nine IT companies and took an equity position in four such entities, which together made a revenue contribution of $216.5 million in the year. CGI also acquired one large US-based company (IMRglobal), which added another $48.7 million to revenue in the two last months of fiscal 2001.

Throughout the year, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. CGI benefited from a five-month contribution from its contract with Desjardins, three and a half month contribution from its agreement with Laurentian Bank, in addition to contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4,
2001), among others.

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, "DRT") acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada's reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon. The

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90.2% increase in revenue in fiscal 1999 reflected the $4.5 billion,  10-year IT outsourcing contract with Bell Canada (through CGI's acquisition of Bell Sygma Telecom Solutions) and the acquisition of Bell Sygma International for the full year. The 1999 revenue increase also reflected the acquisition of Technologie Desjardins Laurentienne effective January 1, 1999.

In fiscal 2001, the revenue mix by geographic region was: Canada 77%, compared with 73% in fiscal 2000 and 81% in fiscal 1999; US 17%, compared with 15% in 2000 and 10% in 1999; and International 6%, compared with 12% in 2000 and 9% in 1999.

In fiscal 2001, the mix by type of service was 69% management of IT and business functions-or outsourcing, and 31% from consulting and systems integration. In fiscal 2000, the mix was 62% outsourcing and 38% systems integration and consulting. In fiscal 1999, these two sectors represented 72% and 28%, respectively.

Operating expenses
Costs of services, selling and administrative expenses amounted to $1,339.1 million in fiscal 2001 or 84.7% of revenue, compared with $1,254.4 million or 87.3% the previous year and $1,185.6 million or 84.1% of revenue in fiscal 1999. This reduction in the operating expense to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and international units resulting from the improvements in the utilization of CGI's IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies and, finally, the Company's participation in the Quebec government's refundable tax credits on salaries program which the Company benefits from as a result of its future relocation to E-Commerce Place.

Research expenses amounted to $12.6 million in fiscal 2001, up from $10.0 million in the previous fiscal year and $9.6 million in fiscal 1999. During 2001, CGI continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of the program is to support client oriented initiatives, development of CGI's proprietary solutions and implementation of new technologies. CGI's efforts are aimed at assisting its clients in meeting their growing and diversified needs. In fiscal 2000, research expenses were related to the Web-enabling of CGI's capabilities and intellectual property. In 1999, research spending revolved around the development of solutions for the property and casualty insurance markets in Canada and the US.

Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets
Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in fiscal 1999. In fiscal 2001, CGI reported depreciation and amortization of fixed assets totalling $32.5 million, compared with $26.4 million in fiscal 2000 and $27.4 million in fiscal 1999. In fiscal 2001, amortization of fixed assets increased as a result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the nine companies


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acquired, and the four joint ventures in which CGI acquired interests. In fiscal
2000, amortization of fixed assets was slightly lower than in fiscal 1999, due to the fact that some assets were fully amortized and given that only two companies were acquired. In fiscal 1999, amortization of fixed assets reflected the purchase of new assets resulting from business acquisitions.

Amortization of contract costs and other long-term assets totalled $33.5 million in fiscal 2001, up from $22.0 million in the previous year and $20.9 million in fiscal 1999. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank, UCAR and Sun Life, among others. In fiscal 2000, the increase in amortization of contract costs and other long-term assets reflected the addition of licensing fees and other expenses incurred in the course of IT management contracts.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in the previous year and $1.4 million in 1999. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed from a full year of outstanding long-term debt relating to the acquisition of DRT. Fiscal 1999 interest expense was primarily related to the financing of the DRT acquisition over a period of three months.

Interest income amounted to $3.0 million, compared with $3.9 million in fiscal 2000 and $5.3 million in 1999. Interest income was related to investment of excess cash balances in short-term fixed income instruments.

Income taxes
The effective income tax rate before goodwill amortization was 44.5% in fiscal 2001, compared with 40.5% in 2000 and 41.2% in 1999. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Earnings before amortization of goodwill
Earnings before amortization of goodwill totalled $89.9 million ($0.30 per share basic and diluted) in fiscal 2001, compared with $73.5 million ($0.27 per share basic and diluted) in 2000 and $99.9 million ($0.37 per share basic and diluted) in 1999. CGI's increase in earnings before amortization of goodwill was driven by the Company's higher revenue stream resulting from new large IT outsourcing contracts and business acquisitions. However, earnings were negatively impacted by the Company's higher tax expense.

Amortization of goodwill
Amortization of goodwill, net of income taxes, increased to $27.1 million, from $17.9 million in fiscal 2000 and $16.1 million in 1999. The increase was mainly due to amortization of the goodwill from the companies acquired in fiscal 2001, and the goodwill resulting from the acquisition of APG Solutions & Technologies Inc. ("APG"),

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over a full 12-month period,  compared with one month in fiscal 2000.  Effective
July 1, 2001, CGI has been applying Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Please refer to Note 2 to the Consolidated Financial Statements. Accordingly, CGI has not amortized goodwill related to the business acquisitions of IMRglobal, LoyalTech, Larochelle Gratton, EPC and Digital4Sight. Effective October 1, 2001, CGI will no longer record amortization of goodwill.

Net earnings
Net earnings increased 12.8% to $62.8 million ($0.21 per share basic and diluted), from $55.7 million ($0.21 per share basic and $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4.0%, compared with 3.9% in fiscal 2000 and 5.9% in fiscal 1999.

The weighted average number of shares outstanding increased by 10.7% to 299,500,350, compared with a 0.9% increase to 270,442,354 in fiscal 2000 and 14.2% increase to 267,969,082 in fiscal 1999, adjusted for two-for-one share splits in January 2000. In fiscal 2001, the increase in the weighted number of shares outstanding resulted from the issue of 70,753,841 shares for the acquisition of IMRglobal on July 27, 2001, the issue of 5,953,248 shares on August 14, 2001 for the exercise of preemptive rights of Serge Godin and Andre Imbeau in the course of the IMRglobal transaction, and the issue of 15,081,337 shares in consideration for the business acquisitions outlined in Note 9 to the Consolidated Financial Statements.

On October 1, 2000, the Company adopted the new recommendations of the CICA Handbook Section 3500, Earnings per share. Under the revised Section 3500, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options and warrants issued. In addition, the section requires that a reconciliation of the numerator and denominator be disclosed (see Notes 2 and 7 to the Consolidated Financial Statements).

In accordance with US generally accepted accounting principles ("GAAP"), net earnings were $46.2 million ($0.15 per share basic and diluted) in fiscal 2001, $53.9 million ($0.20 per share basic and diluted) in fiscal 2000 and $86.1 million ($0.32 per share basic and diluted) in fiscal 1999. Differences between Canadian GAAP and US GAAP arise mainly from the difference in the accounting treatment of warrants issued, as well as the method used for integration costs recognition.

Liquidity and financial resources
CGI concluded fiscal 2001 with a strong balance sheet and cash position which, together with its available credit facility, is sufficient to support the Company's organic growth strategy. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities.

In fiscal 2001, the Company renewed the $250.0 million revolving credit facility arranged in 1999 with four Canadian chartered banks. The credit facility is available for business acquisitions, for general working capital purposes and can be locked into a three-year term at the Company's initiative. At the close of fiscal 2001, the total credit facilities available amounted to $225.2 million.

Operating cash flow before changes in non-cash operating working capital items was $194.2 million ($0.65 per share basic) in fiscal 2001, compared with $126.3 million in fiscal 2000 ($0.47 per share basic) and $162.0 million ($0.60 per share basic) in fiscal 1999. When adjusted for changes in non-cash operating working capital items, the operating cash flow was $174.0 million, compared with $67.6 million in fiscal 2000 and $76.5 million in 1999. The change in the operating cash flow reflected the $7.1 million increase (12.8%) in net earnings, as well as higher depreciation and amortization expenses and future income taxes.

Changes in non-cash operating working capital items, which excludes business acquisitions described in Note 9 to the Consolidated Financial Statements, reflected an increase in accounts receivable and work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed during the year. Accounts payable and accrued liabilities increased in the normal course of business. Deferred revenue increased due to the billing in advance on new outsourcing contracts as well as a general increase related to other outsourcing contracts. In fiscal 2000, the change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses on a quarter-over-quarter basis.

Net cash used for financing activities amounted to $15.8 million, from $11.2 million in fiscal 2000 while $41.5 million was provided by financing activities in fiscal 1999. The $65.0 million of debt repayment during fiscal 2001 was related to the reimbursement of outstanding long-term debt of acquired companies (mostly Star Data and IMRglobal). Also, during fiscal 2001 the Company repaid, on its credit facility, an amount of $5.0 million over and above the sums drawn during the year.

In fiscal 2001, the issuance of shares provided $54.2 million to the cash balance, compared with $10.9 million in the previous year. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company pursuant to the IMRglobal merger, as well as from the exercise of options.

Net cash used for investing activities totalled $157.8 million, up from $50.3 million in fiscal 2000. Business acquisitions increased to $86.4 million, up from $18.4 million in fiscal 2000, reflecting the Company's 10 business acquisitions and four joint venture investments completed in fiscal 2001, compared with two business acquisitions in fiscal 2000 (for a complete description of business acquisitions, please refer to the section entitled "Business Acquisitions" on page 2). The purchase of fixed assets totalled $24.0 million, compared with $18.1 million in fiscal 2000. The increase reflected improvements that were carried out on Star Data's infrastructure and other assets which were also acquired in the normal course of business.

Contract costs and other long-term assets include costs incurred as part of outsourcing contracts signed during the year, including those with Desjardins, Laurentian Bank, Sun Life and UCAR.

The net decrease in cash position amounted to $3.3 million, compared with a net increase of $7.1 million in fiscal 2000, and a net decrease of $79.2 million in fiscal 1999.

Accounting changes
Effective July 1, 2001, CGI has been applying CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and other intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. Please refer to Note 2 to the Consolidated Financial Statements.

Balance Sheet-Fiscal Year-Ends 2001 and 2000
Assets totalled $2,062.8 million at the end of fiscal 2001, compared with $928.6 million at September 30, 2000, representing an increase of 122.2%. All asset items increased over the previous fiscal year, the major item being goodwill, which increased by $718.9 million (181.6%) to $1,114.8 million, from $395.9 million in fiscal 2000 due to goodwill resulting from the 10 business acquisitions and four joint venture investments completed during the year. This $718.9 million increase also includes $578.5 million of goodwill from the acquisition of IMRglobal.

Fiscal 2001 accounts receivable include the Quebec government's E-Commerce Place tax credits on salaries which the Company has been accounting for since the third quarter of fiscal 2000. Such credits were excluded from the calculation of the Company's collection period for accounts receivable and work in progress (days-sales outstanding or DSOs), which amounted to 72 days, compared with 75 days in fiscal 2000. Excluding the impact on DSOs of the IMRglobal acquisition, DSOs for CGI would have totalled 65 days as at September 30, 2001. This difference is due to the fact that IMRglobal's revenue stream was accounted for over a period of only two months. In fiscal 2000, the DSOs reflected the closing of the APG shortly before the end of the fiscal year.

Fixed assets increased to $123.4 million, up from $58.9 million in fiscal 2000. The increase was primarily a result of assets acquired through business acquisitions and large outsourcing contracts. Four buildings, located in Clearwater (two), Mumbai and New Delhi and worth $23.4 million were acquired through the merger agreement with IMRglobal.

Contract costs and other long-term assets are related to large outsourcing contracts and include certain integration costs as well as incentives and warrants granted to clients to encourage the use of IT services from CGI. These contracts include conditions for early termination such that any unamortized amount would be refundable to CGI upon termination.

Accounts payable and accrued liabilities totalled $315.9 million, up 121.3% from the amount of $142.8 million recorded in fiscal 2000, primarly due to 10 business acquisitions and four joint venture investments. The transaction with IMRglobal also resulted in an addition of $53.1 million in accounts payable, as at September 30, 2001.

Deferred revenue totalled $85.2 million, up from $33.2 million in fiscal 2000. The current liability is comprised mostly of billing revenue, related to certain outsourcing contracts, which has been paid prior to the delivery of services. This increase is consistent with the greater number and larger value of outsourcing contracts signed during fiscal 2001.

CGI's long-term debt decreased by 7.1% to $40.3 million as at September 30, 2001, compared with $43.4 million one year prior. This is the result of a net repayment of $5.0 million on its credit facility line, partially offset by additional capital leases.

Deferred credits are primarily comprised of unused portion of discounts granted under the terms of the contracts entered into with Desjardins and Laurentian Bank.

Risks and Uncertainties
While management is optimistic about the Company's long-term prospects, the following risks and uncertainties should be considered in evaluating CGI's potential.

The competition for contracts-CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts-The average sales cycle for large outsourcing contracts typically ranges from six to 18 months. In the second half of fiscal 2001, however, CGI witnessed a shortening of the sales cycle and, in some cases, signing of outsourcing contracts only a few months after issuance of requests for proposals.

Foreign currency risk-The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect it, to the extent possible, against foreign currency exposure.

Business mix variations-Following the merger with IMRglobal, the greater proportion of consulting and systems integration services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts are aimed at developing IMRglobal's capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals-The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, CGI is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients-The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2001, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends-CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions-With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue.

Potential liability if contracts are not successfully carried out-CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Outlook
CGI expects to post solid growth in fiscal 2002. The Company's strategy will continue to be based on its four pillars of growth, namely organic, growth through large outsourcing contracts, and growth through the acquisition of niche players and large companies.

CGI will continue to leverage its unique and highly flexible outsourcing delivery model in order to secure a growing number of large outsourcing contracts in the US market. As CGI successfuly completes the integration of IMRglobal, it expects to gradually migrate IMRglobal's business model away from consulting and systems integration, to focus more on providing end-to-end IT outsourcing services.

There is growing demand for IT services outsourcing in CGI's markets in general, and particularly in North America. In a slowing economic environment, more and more companies recognize the value of outsourcing their IT services in order to reduce their cost base while using IT to further enhance their competitive position.

Also, CGI's solid balance sheet with a strong liquidity position enables it to capitalize on acquisition opportunities and is an important strength when bidding on large contracts. CGI maintains a conservative approach to financial management.

Forward-looking  statements
All statements contained in the Annual Report of CGI Group Inc., or in any document filed by the Company with the U.S. Securities and Exchange Commission ("SEC"), or in any other written or oral communication by or on behalf of the Company, that do not directly and exclusively relate to historical facts, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the intentions, plans, expectations and beliefs of CGI Group Inc. and no assurance can be given that the results described in such statements will be achieved.

The Annual Report may contain forward-looking statements that involve a number of risks and uncertainties including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause such actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management's Discussion and Analysis of Financial Position and Results of Operations of this report under "Risks and Uncertainties", or Form 40F filed with the SEC, which important factors are included here by reference.

CGI   disclaims   any   intention  or   obligation   to  update  or  revise  any
forward-looking statements, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CGI GROUP INC.
                                         (Registrant)


Date:  December 5, 2001                  By /s/ Paule Dore
                                         Name:  Paule Dore
                                         Title: Executive Vice President
                                                and Chief Corporate Officer
                                                and Secretary